Exhibit 7

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. ANNOUNCES CDN$13,000,000 BOUGHT DEAL

PRIVATE PLACEMENT OF FLOW-THROUGH SHARES

Toronto, ON – May 9, 2013…Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to sell on behalf of the Company on an underwritten basis 10,000,000 flow through shares (“Flow-Through Shares”) of Denison (the “Offering”) in Canada on a private placement basis. The Flow-Through Shares shall be offered at a price of CDN$1.30 per share (the (“Offering Price”) for aggregate gross proceeds of CDN$13,000,000. Denison has granted the Underwriters an option to purchase up to an additional 1,500,000 Flow-Through Shares at the Offering Price for additional gross proceeds of up to $1,950,000.

The closing of the Offering is expected to occur on or about May 28, 2013 and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE MKT Exchange.

The proceeds of the financing will be used to incur eligible Canadian Exploration Expenses (“CEE”) for purposes of the Income Tax Act (Canada), which will be renounced to the subscribers with an effective date no later than December 31, 2013. The funds are intended to be used to explore and advance the Company’s projects in the Athabasca Region of Saskatchewan.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent an exemption from the registration requirements of such Act.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 50 projects and totals approximately 658,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 75% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact
Ron Hochstein	(416) 979-1991
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the expected closing date of the Offering, the use of proceeds therefrom, the exploration, development and expansion plans and objectives of Denison and the possibility of the Underwriters purchasing additional Flow-Through Shares pursuant to the option granted to them by Denison.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.